Exhibit 6.1
MAXCOM TELECOMUNICACIONES, S.A.B. de C.V. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(thousands of pesos and share amounts, except per share)

Weighted average shares (Basic EPS) U.S. GAAP	13,860	247,853	560,176	789,819	789,819
Weighted average shares (Diluted EPS) U.S. GAAP	277,224	404,479	606,144	789,819	789,819
Net (loss) Income under U.S. GAAP for basic computation	9,280	(527,279)	160,999	(240,058)	(377,435)
Preferred stock dividend under US GAAP not available for common shareholders		(539,738)
Amount allocated to preferred shareholders	176,336
Net (loss) Income under U.S. GAAP for dilutive computation	185,616	12,459	160,999	(240,058)	(377,435)
Basic EPS U.S. GAAP	0.67	(2.13)	0.29	(0.30)	(0.48)
Diluted EPS U.S. GAAP	0.67	0.03	0.27	(0.30)	(0.48)
Weighted average shares (Basic EPS) MFRS	403,521	442,928	560,176	789,819	789,819
Weighted average shares (Diluted EPS) MFRS	403,521	467,628	606,144	—	—
Net (loss) Income under MFRS for basic computation	(76,912)	(29,267)	36,196	(437,763)	(303,558)
Net (loss) Income under MFRS for dilutive computation	(76,912)	(29,267)	36,196	(437,763)	(303,558)
Basic EPS MFRS	(0.19)	(0.07)	0.06	(0.55)	(0.38)
Diluted EPS MFRS	(0.19)	(0.06)	0.06	—	—